UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,	NEATHOUSE PLACE, LONDON,
VICTORIA 3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 21, 2016	By:	/s/ Rachel Agnew

	Name:	Rachel Agnew
	Title:	Company Secretary

If undeliverable please return to:
Computershare Investor Services (Pty) Ltd.
PO Box 61051
Marshalltown 2107
South Africa
P4002580
Permit Mail
Only if undelivered return to
(This is NOT the Publisher)
PO Box 61051
Marshalltown 2107
South Africa
***PRINTED MATTER***
SOUTH AFRICA
bhpbilliton
BHP Billiton Plc
Shareholder
Pack 2016
Instead of completing and returning a proxy form, holders of shares dematerialised into STRATE should promptly provide their voting instructions directly to their CSDP or stockbroker.
Information online
General information on BHP Billiton and the 2016 Annual Report, Sustainability Report and Notice of Annual General Meeting can be found online at www.bhpbilliton.com under the Investors and Media section.
You can also vote online (certificated shareholders only) via www.bhpbilliton.com or at www.eproxyappointment.com or use the BHP Billiton Plc mobile voting service for smartphones. Please see enclosed instructions for more details.
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All correspondence to:
Computershare Investor Services (Pty) Ltd.
PO Box 61051
Marshalltown 2107
Telephone: 011 373 0033
Facsimile: 011 688 5238
Questions from Shareholders
The Annual General Meeting (AGM) of BHP Billiton Plc will be held at the QEII Centre, London, on Thursday 20 October 2016 at 12 noon (London time). Shareholders who are unable to attend the meeting, or who prefer to register questions in advance, are invited to do so. This form is provided as a convenient way to submit any questions you have.
Please return your completed question form to our Share Registrar, Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown 2107, or by facsimile to 011 688 5238 by Thursday 13 October 2016. Alternatively, you can email the Share Registrar at web.queries@computershare.co.za.
You may also submit written questions to the auditor if the questions are relevant to the content of the auditor’s report or the conduct of the audit of the financial report to be considered at the AGM.
We will endeavour, during the course of the AGM, to address the more frequently raised questions.
Question(s):
Please mark X if it is a question directed to the auditor
1
2
3
4
5
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Registered in England and Wales, Number 3196209
213294_01VL4I

BHP Billiton Plc
Registered in England and Wales
Number 3196209
Proxy Form
All correspondence to:
Computershare Investor Services (Pty) Ltd.
PO Box 61051
Marshalltown 2107
Telephone: 011 373 0033
Facsimile: 011 688 5238
LODGEMENT OF YOUR PROXY
To be valid, this proxy form must be received by 1:00pm (South African local time) on Tuesday 18 October 2016
Any proxy form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting.
How to complete this proxy form
Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If left blank, your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account). Shareholders holding shares dematerialised into STRATE should promptly provide their voting instructions directly to their CSDP or stockbroker.
Appointment of additional proxies
You may appoint more than one proxy provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, additional proxy form(s) may be obtained by contacting the Share Registrar’s helpline listed below under “Any questions?”, or you may photocopy this form. Please indicate in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.
Directing your proxy how to vote
If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Vote Withheld” box for each resolution. The “Vote Withheld” option is provided to enable you to withhold your vote on any particular resolution. However, it should be noted that a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of the votes “For” and “Against” a resolution. In the absence of instructions and to the extent permitted by law, your proxy may vote or withhold the vote as he or she thinks fit.
IMPORTANT NOTE:
In this proxy form, BHP Billiton Plc and BHP Billiton Limited together are referred to as BHP Billiton.
The key management personnel (‘KMP’) of BHP Billiton (which includes each of the Directors) and their closely related parties will not be able to vote as your proxy on Items 7, 8 and 9 unless you tell them how to vote or, if the Chairman of the Meeting is your proxy, you expressly authorise him to vote even though Items 7, 8 and 9 are connected with the remuneration of the KMP.
If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voting on Items 7, 8 and 9 by marking the appropriate boxes on the proxy form.
Signing instructions
You must sign this proxy form as follows in the spaces provided:
Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney.
Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company’s Share Register.
Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Share Registrar by the time above or be enclosed with this form, and the words “authorised signatory” should be added under the signature on the reverse of this form.
Companies: Where the holding is in the name of a company, then this form must be given under the common seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.
Electronic proxy lodgement (certificated shareholders only): To appoint a proxy electronically go to www.bhpbilliton.com or www.eproxyappointment.com, then follow the instructions. You can also use the BHP Billiton Plc mobile voting service for smartphones. To access these services you will need the Control Number, shown below, together with your Shareholder Reference Number (SRN) and Personal Identification Number (PIN) which are printed on the front of this proxy form. Shareholders holding shares dematerialised into STRATE should liaise promptly and directly with their CSDP or stockbroker.
Any questions?
If you have any questions on how to complete this proxy form or to obtain additional forms, please call: 011 373 0033.
Documents may be lodged:
VIA THE INTERNET
www.bhpbilliton.com
www.eproxyappointment.com
(certificated shareholders only)
Control Number: 913924
BY SMARTPHONE
Scan QR Code
BY MAIL
Computershare Investor Services (Pty) Limited
PO Box 61051
Marshalltown 2107
IN PERSON
Computershare Investor Services (Pty) Limited 70 Marshall Street Johannesburg 2001
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bhpbilliton
Appointment of Proxy
I/We being a member/s of BHP Billiton Plc and entitled to attend and vote hereby appoint the Chairman of the Meeting (mark box with an ‘X’)
OR
the name of the person (or body corporate) you are appointing, if someone other than the Chairman of the Meeting.
Number of shares being voted
or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Billiton Plc to be held at the QEII Centre, Broad Sanctuary, Westminster, London on Thursday 20 October 2016 at 12 noon (London time) and at any adjournment thereof.
Please tick here to indicate that this proxy appointment is one of multiple appointments being made.
IMPORTANT NOTE:
The Chairman of the Meeting intends to vote available proxies in favour of each item of business. If the Chairman of the Meeting is your proxy (or becomes your proxy by default), by signing and returning this form you expressly authorise the Chairman to exercise your proxy on Items 7, 8 and 9 even though the Items are connected with the remuneration of a member of key management personnel. If you appoint the Chairman of the Meeting as your proxy, you can direct the Chairman to vote for or against or abstain from voting on Items 7, 8 and 9 by marking the appropriate box below.
Voting directions to your proxy Please mark X (within the box) to indicate your directions For Against Vote Withheld
1 To receive the 2016 Financial Statements and Reports for BHP Billiton
2 To reappoint KPMG LLP as the auditor of BHP Billiton Plc
3 To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc
4 To renew the general authority to issue shares in BHP Billiton Plc
5 To approve the authority to issue shares in BHP Billiton Plc for cash
6 To approve the repurchase of shares in BHP Billiton Plc
7 To approve the 2016 Remuneration Report other than the part containing the Directors’ remuneration policy
8 To approve the 2016 Remuneration Report
9 To approve the grant to the Executive Director
10 To elect Ken MacKenzie as a Director of BHP Billiton
11 To re-elect Malcolm Blinded as a Director of BHP Billiton
12 To re-elect Malcolm Broomhead as a Director of BHP Billiton
13 To re-elect Pat Davies as a Director of BHP Billiton
14 To re-elect Anita Frew as a Director of BHP Billiton
15 To re-elect Carolyn Hewson as a Director of BHP Billiton
16 To re-elect Andrew Mackenzie as a Director of BHP Billiton
17 To re-elect Lindsay Maxsted as a Director of BHP Billiton
18 To re-elect Wayne Murdy as a Director of BHP Billiton
19 To re-elect Shriti Vadera as a Director of BHP Billiton
20 To re-elect Jac Nasser as a Director of BHP Billiton
PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.
Individual or Shareholder 1
Individual/Sole Director and Sole Company Secretary
Shareholder 2
Director/Company Secretary
Shareholder 3
Shareholder 4
Contact Name
Contact Daytime Telephone
/ /
Date
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In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.